UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39726

Omnichannel Acquisition Corp.

(Exact name of registrant as specified in its charter)

First Floor West
51 John F. Kennedy Parkway
Millburn, NJ 07078
(908) 271-6641
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant
Class A common stock, par value $0.0001 per share
Redeemable warrants, each warrant exercisable for one share of Class A common stock for $11.50 per share
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant: 0 holders Class A common stock, par value $0.0001 per share: 0 holders Redeemable warrants, each warrant exercisable for one share of Class A common stock for $11.50 per share: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934 Omnichannel Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OMNICHANNEL ACQUISITION CORP.

By:	/s/ Matt Higgins
	Name:	Matt Higgins
	Title:	Chief Executive Officer

Date: June 13, 2022